SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549

                             SCHEDULE l3D
               Under the Securities Exchange Act of 1934

                             CELCOR, INC.
                           (Name of Issuer)

                     Common Stock, $.001 par value
                    (Title of Class of Securities)
           Note that this cusip No. is the pre-reverse split No.
                              150899102
                            (CUSIP Number)


Mr. Nee Ning Je                    with a copy to:
Verchi Holdings Limited            George J. Mazin, Esq.
Room 312, Entrance 3, Bldg. 14     Lowenstein, Sandler, Kohl,
Compound 3, Jingouhe Road            Fisher & Boylan
Wukesong-Haidian District          65 Livingston Avenue
Beijing, People's Republic         Roseland, New Jersey 07068
  of China                         (201) 992-8700
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        November 4, 1994
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------------
    1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

          Verchi Holdings Limited
----------------------------------------------------------------------------
    2)  Check the Appropriate Box if a Member of a Group (See
Instructions):

          (a)

          (b)
----------------------------------------------------------------------------
    3)  SEC Use Only

----------------------------------------------------------------------------

    4)  Source of Funds (See Instructions):

          OO *
---------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]


--------------------------------------------------------------------------
    6)  Citizenship or Place of Organization:

          British Virgin Islands
--------------------------------------------------------------------------

________________
*All funds used to purchase the stock of Issuer came from the personal assets of shareholders of Verchi Holdings Limited.


Number of Shares              7)  Sole Voting Power:      550,000**  (16.3%)
Beneficially                  ----------------------------------------------
Owned by Each                 8)  Shared Voting Power:          0
Reporting                     ----------------------------------------------
Person With:                  9)  Sole Dispositive Power: 550,000**  (16.3%)
                              ----------------------------------------------
                              10) Shared Dispositive Power:     0
                              ----------------------------------------------
----------------------------------------------------------------------------
    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

          550,000 shares**
----------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
----------------------------------------------------------------------------
    13)  Percent of Class Represented by Amount in Row (11):

          16.3%
----------------------------------------------------------------------------
    14)  Type of Reporting Person (See Instructions):

          CO
----------------------------------------------------------------------------
Item 1.  Security and Issuer.

            The name and address of the principal executive office of the issuer is:

                  Celcor, Inc.
                  1800 Bloomsbury Avenue
                  Ocean, New Jersey  07712

            The title of the class of equity securities to which this statement relates is:

                  Common Stock - $0.001 par value

________________
**In November, 1993, Celcor effected a reverse stock split on a one for five basis. The shares listed herein reflect the stock split.


Item 2. Identity and Background.

            The following information is provided with regard to the filer:

      (a)  Name:                            Verchi Holdings Limited
      (b)  Principal Place of Business:     Room 312, Entrance 3, Bldg. 14
                                            Compound 3, Jingouhe Road
                                            Wukesong-Haidian District
                                            Beijing, Peoples Republic
                                               of China
      (c)  Principal Business:              Investments in Securities
      (d)  Reportable Criminal Proceedings: None
      (e)  Reportable Civil Proceedings:    None
      (f)  Citizenship:                     Not Applicable

            The following information is provided with respect to the sole executive officer, director and control person of the filer:

      (a)  Name:                            Nee Ning Je
      (b)  Residence or                     Room 312, Entrance 3, Bldg. 14
           Business Address:                Compound 3, Jingouhe Road
                                            Wukesong-Haidian District
                                            Beijing, Peoples Republic of
                                                   China
      (c)  Principal Occupation or          Investments
             Employment:
      (d)  Reportable Criminal Proceedings: None
      (e)  Reportable Civil Proceedings:    None
      (f)  Citizenship:                     Peoples Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

            Verchi Holdings Limited ("Verchi") obtained all funds used to purchase the shares of Celcor, Inc. ("Celcor") common stock from the personal assets of Verchi's stockholders. The total purchase price was $U.S. 150,000.

Item 4.  Purpose of Transaction.

            The investment was undertaken for investment purposes to enable Verchi to acquire a significant interest in a United States corporation. The shares were acquired directly from Majestic International, Inc., another Celcor shareholder, in a private transaction.

Item 5. Interest in Securities of the Issuer.

           On November 4, 1994, Verchi purchased 550,000 shares of Celcor common stock for US $150,000. At the time of purchase, the shares acquired represented 16.3% of the outstanding common stock of Celcor.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.   Material to be Filed as Exhibits.

          None

                                Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                           VERCHI HOLDINGS LIMITED


August 2, 1995        By: /s/Nee Ning Je
                             Nee Ning Je, President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).